Form 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

ActivCard S.A.
(exact name of registrant as specified in its charter)

6623 Dumbarton Circle
Fremont, California 94555
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

Forward-looking Statements

This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are “Forward-looking Statements.” Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: our ability to achieve profitability, uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology, dependence on intellectual property rights, and our ability to integrate acquired businesses, products or technologies. Investors are directed to the most recent ActivCard S.A. annual report on Form 20-F, available from the company without charge, for a more complete description of our business and to ActivCard S.A.’s Prospectus dated March 16, 2000 included in the Company’s Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

This Form 6-K includes the press release “ActivCard Achieves Record Second Quarter Revenues,” dated August 6, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2002

ACTIVCARD, S.A.

By:	/S/ BLAIR GEDDES
Blair Geddes Chief Financial Officer

2

ACTIVCARD ACHIEVES RECORD SECOND QUARTER REVENUES

Significant Customer Wins In The Enterprise And Government Sectors
Drive Sequential Revenues 18% Higher

FREMONT, CA – August 6, 2002 – ActivCard, S.A. and its subsidiaries (“ActivCard,” or the “Company”) [NASDAQ: ACTI / NASDAQ Europe: ACTI], a leader in identity management and strong authentication solutions, today reported financial results for its second quarter ended June 30, 2002.

Revenue for the second quarter ended June 30, 2002 was a company record $9.6 million, an increase of 18% over the $8.2 million reported in the first quarter of 2002 and a year-over-year increase of 13% from the second quarter of 2001.

“We are very pleased with the results we achieved in the second quarter,” commented ActivCard Chief Executive Officer Steven Humphreys. “ActivCard® achieved record revenues, despite the ongoing challenges in the economy and, more specifically, corporate IT spending. Our customer wins in the enterprise and government sectors show that CEOs and government officials alike are facing up to the reality of security risks. They are investing in solutions like ours, that prove the identity of employees, because it is good business strategy.”

Net loss for the quarter was $4.7 million, or $0.11 per diluted share, compared to a net loss of $2.7 million, or $0.07 per diluted share, in the second quarter of the prior year. Pro forma net loss for the quarter was $3.0 million, or $0.07 per diluted share, compared to pro forma net loss of $2.8 million, or $0.07 per diluted share, in the second quarter of the previous year. Pro forma net loss excludes acquisition-related charges, deferred stock compensation, foreign exchange gains and losses, restructuring charges, and operating results of discontinued operations.

Mr. Humphreys added, “We were successful winning enterprise customers in Europe as well as in the United States, confirming the strength and depth of our solution offering and our sales channel. We grew market share, revenue, and momentum in our business. In an environment where our competitors are experiencing flat or negative growth, we continue to execute on our publicly stated plan, demonstrating predictability, and, by controlling expenses, we are progressing on the path to profitability.”

Second Quarter 2002 Highlights

During the second quarter of 2002, ActivCard:

•	Won initial deployments with new departments within the U.S. Department of Defense (DoD), and expanded existing DoD deployments

•	Won initial deployments with three other U.S. federal government agencies, and began shipping its first significant win through VeriSign

•	Signed a licensing agreement with a large software provider

•	Shipped the first order for ActivPack™ and related hardware to Innovant/VISA for their provisioning of authentication services to membership banks

•
Won initial deployments with six multinational conglomerate enterprise customers in Europe and the Middle East, one of which has already completed testing of its corporate identity badge project and is ready for full deployment

•	Signed distribution agreements with 15 new channel partners.

Third Quarter and Fiscal 2002 Outlook

For the third quarter of 2002, the Company anticipates continued sequential growth with revenues ranging between $10.0 million and $11.0 million. Actual GAAP net loss for the third quarter is expected to range between $0.07 and $0.11 per share. Pro forma net loss per share is expected to range between $0.04 and $0.07. For fiscal 2002, the Company’s financial objectives continue to be revenue growth of 30% to 35% from fiscal 2001, with continued focus on expense management. The Company reiterates its earlier guidance to achieve cash flow break-even in the fourth quarter of 2002 and break-even on a pro forma basis in the first quarter of 2003.

ActivCard will hold a conference call at 11 a.m. EST on August 6, 2002, featuring Mr. Humphreys and Chief Financial Officer Blair Geddes, to discuss these second quarter results. A live Webcast of this conference call will be available on the Investor page of the Company’s Website at www.activcard.com. Webcast participants should register approximately 15 minutes before the event to download and install any necessary software. A replay of the Webcast will be available on the Website’s investor page.

About ActivCard, Inc.

ActivCard, www.activcard.com, is recognized as a leader in identity management and strong authentication solutions. We give businesses and governments the confidence that people are who they say they are online. ActivCard has the unique ability to implement a complete end-to-end, open standards-based digital identity system. We are trusted by the leading names in network computing including Hewlett-Packard, Sun Microsystems, and VeriSign, as well as the U.S. Department of Defense.

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties, including risks associated with fluctuations in operating results, our history of losses, the concentration of our customer base, our reliance on strategic relationships, acquisitions and managing the Company’s future growth, and other risks identified in the Company’s periodic filings with the United States Securities and Exchange Commission, including but not limited to those appearing under the caption “Risk Factors” in the Company’s annual report on Form 20-F. Actual results, events and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

INVESTORS: Teresa Thuruthiyil, Ty George FD Morgen-Walke 415-296-7383	MEDIA: Ron Heckmann, Chris Toth FD Morgen Walke 415-439-4513	COMPANY: Megan O’Reilly-Lewis ActivCard, Inc. 510-574-1789 mlewis@activcard.com	EUROPE: Christina Zinck ActivCard Europe Suresnes, France +33 (1) 42 04 8400 christina.zinck@activcard.fr

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)
(In thousands of US dollars, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001
Revenues	$9,607	$8,525	$17,772	$15,614
Cost of revenues	2,869	2,785	5,514	5,298

Gross margin	6,738	5,740	12,258	10,316

Operating expenses
Selling and marketing	5,138	6,640	10,370	12,077
General and administrative	1,029	910	1,956	2,033
Research and development	4,918	4,249	9,906	7,844
Other charges	1,142	800	9,479	4,964

	12,227	12,599	31,711	26,918

Loss from operations	(5,489)	(6,859)	(19,453)	(16,602)
Interest and other income	1,369	3,262	2,611	8,957
Foreign exchange (loss) gain	(114)	930	(79)	4,608

Loss from continuing operations before income taxes	(4,234)	(2,667)	(16,921)	(3,037)
Income taxes	(68)	—	(69)	(1)

Loss from continuing operations	(4,302)	(2,667)	(16,990)	(3,038)
Loss from discontinued operations	(409)	—	(16,327)	—

Net loss	$(4,711)	$(2,667)	$(33,317)	$(3,038)

Net loss per common share:
Basic and diluted	$(0.11)	$(0.07)	$(0.81)	$(0.08)
Weighted average number of common shares:
Basic and diluted	41,279	39,918	40,897	39,912
Other charges consist of:
Amortization of intangibles related to acquisition	$525	$—	$1,091	$—
Amortization of deferred compensation related to acquisition	106	—	207	—
Acquired in process research and development	—	101	68	101
Acquisition termination charges	—	(228)	—	3,781
Amortization of deferred compensation related to options and warrants granted	244	—	494	—
Restructuring and business realignment expenses	267	—	7,619	—
Compensation paid to departing C.E.O.	—	881	—	881
Settlement of litigation	—	46	—	201

Total other charges	$1,142	$800	$9,479	$4,964

ActivCard, S.A.

Unaudited Pro Forma Condensed Consolidated Statements of Operations
(In thousands of US dollars, except per share data)

	For the three months ended June 30,		For the six months ended June 30,
	2002	2001	2002	2001
Revenues	$9,607	$8,525	$17,772	$15,614
Cost of revenues	2,869	2,785	5,514	5,298

Gross margin	6,738	5,740	12,258	10,316

Operating expenses
Selling and marketing	5,138	6,640	10,370	12,077
General and administrative	1,029	910	1,956	2,033
Research and development	4,918	4,249	9,906	7,844

	11,085	11,799	22,232	21,954

Pro forma loss from operations	(4,347)	(6,059)	(9,974)	(11,638)
Interest and other income	1,369	3,262	2,611	8,957
Income taxes	(68)	—	(69)	(1)

Pro forma net loss	$(3,046)	$(2,797)	$(7,432)	$(2,682)

Pro forma net loss per common share:
Basic and diluted	$(0.07)	$(0.07)	$(0.18)	$(0.07)

Weighted average number of common shares:
Basic and diluted	41,279	39,918	40,897	39,912

Reconciliation of pro forma net loss to U.S. GAAP net loss:
Pro forma net loss	$(3,046)	$(2,797)	$(7,432)	$(2,682)

Add back items excluded from the derivation of pro forma net loss:
Operating expenses
Acquisition-related charges	631	(127)	1,366	3,882
Amortization of deferred compensation related to options and warrants granted	244	—	494	—
Restructuring and business realignment expenses	267	—	7,619	—
Compensation paid to departing C.E.O.	—	881	—	881
Settlement of litigation	—	46	—	201

Total excluded from operating expenses	1,142	800	9,479	4,964
Foreign exchange loss (gain)	114	(930)	79	(4,608)
Loss from discontinued operations	409	—	16,327	—

Total pro forma adjustments	1,665	(130)	25,885	356

U.S. GAAP net loss	$(4,711)	$(2,667)	$(33,317)	$(3,038)

ActivCard, S.A.

Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)
(In thousands of US dollars)

	June 30, 2002	December 31, 2001
ASSETS
Current assets
Cash and equivalents	$150,194	$248,444
Short term investments	94,316	—
Accounts receivable	6,113	8,314
Inventory	4,296	3,917
Loan to officer	2,765	2,718
Other receivables	616	2,647
Assets held for sale	553	15,870
Other current assets	2,420	1,975

Total current assets	261,273	283,885
Restricted investments	325	241
Property and equipment	8,241	8,868
Goodwill and other intangibles	19,021	17,397
Other assets	1,449	1,057

Total assets	$290,309	$311,448

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$5,084	$6,298
Restructuring and business realignment accruals	5,090	—
Accrued liabilities	1,863	3,629
Liabilities held for sale	837	827
Deferred revenue	1,863	2,231
Other current liabilities	461	278

Total current liabilities	15,198	13,263

Long-term liabilities	415	625

Shareholders’ equity
Common shares and paid-in capital	398,321	393,914
Accumulated deficit	(103,593)	(70,276)
Accumulated other comprehensive loss	(16,259)	(20,637)
Deferred stock compensation	(3,773)	(5,441)

Total shareholders’ equity	274,696	297,560

Total liabilities and shareholders’ equity	$290,309	$311,448